                                      Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 1999


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Knightsbridge Tankers Limited (the "Company") for the period ended March 31, 1999.

Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.






































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

                  KNIGHTSBRIDGE TANKERS LIMITED


                        Stockholm, May 6, 1999


To the Shareholders of Knightsbridge Tankers Limited (the
"Company"):

Enclosed is our report for the first quarter of 1999. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 1999.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel, the spot market related rate, after inclusion of the component for operating expenses, totaled $31,003 per day for the period January 1 through March 31, 1999. (The corresponding spot market related rate for the period January 1 through March 31, 1998, was determined to be $29,645.)

Accordingly, on April 15, 1998, Shell International paid to the Company's vessel owning subsidiaries charter hire at the base rate in the aggregate amount of $9,931,050 for the period January 1 through March 31, 1999. (Same amount as in first quarter last year.)

On April 15, 1999, the Board of Directors of the Company declared a distribution to shareholders of record as of April 26, 1999, payable on or about May 11, 1999, in the amount of $0.45 per share for the period January 1 through March 31, 1999. (Same distribution as in first quarter last year.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2000, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company."


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

Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 1999.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contact is: Karl Molander, the Company's Chief Financial Officer, Tel: Int + 46-8-613 30 30, fax: Int + 46-8-613 99 09. The Nasdaq National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,


Ola Lorentzon
Vice Chairman and
Chief Executive Officer

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February, 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day. In addition, for the first three years of the charters, Shell International pays "Supplemental Hire" as described below.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 1999

Revenues

The Company's revenues consist of charter hire of $9.9 million for the period commencing January 1, 1999 and ending March 31, 1999. (Same charter hire as in first quarter last year.)

Operating Expenses

The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"),
(ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.



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

Interest income and expense

Interest income of $28,208 was earned during the period. In addition the Company received interest income of $112,264 on the principal balance of the receivable note from Shell
International.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05%, which resulted in interest expenses of $2,321,662 for the period.

Liquidity and Capital Resources

Total shareholders equity of the Company at March 31, 1999, was $287.5 million compared to $292.2 million at December 31, 1998. The decrease was due to net income for the period January 1 through March 31, 1999, in the amount of $3,035,975 less distribution to shareholders for the fourth quarter of 1998 in the amount of $7,695,000.

The Company's long-term debt as of March 31, 1999, consists of the principal amounts borrowed under its credit facility in the aggregate amount of $132.1 million. Of this amount, $6.7 million represents the "Amortizing Loan" which is payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International is equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates

The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the Company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.











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

             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                        (in U.S. Dollars)

ASSETS

CURRENT ASSETS                   MAR 31, 1999       DEC 31, 1998
                                 ------------       ------------

Cash                                  303,890           315,223
Current installments
 of notes receivable                6,726,151         6,726,152
Charter hire receivable            10,022,302        10,268,805
Prepaid expenses                       37,500            14,000
                                -------------        ----------

Total current assets               17,089,843        17,324,180

Notes receivable                            -         1,681,538
Vessels under capital
 lease, less accumulated
 depreciation of
 $36,847,268 and
 $19,254,407                      402,974,277       407,372,491
Capitalized financing
 fees and expenses,
 less accumulated
 amortization of $778,177
 and $406,634                       1,822,627         1,915,513
                                  -----------       -----------

TOTAL ASSETS                      421,886,747       428,293,722
                                  ===========       ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities

Accrued expenses and other
 current liabilities                2,234,155         2,300,568
Current installments of
 credit facility                    6,726,151         6,726,152
                                   ----------        ----------

Total current liabilities           8,960,306         9,026,720

Credit facility                   125,397,399       127,078,936







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

Shareholders equity

Common shares, par value
 $0.01 per share:
Authorized and
 outstanding 17,100,000               171,000           171,000
Contributed capital
 surplus account                  287,358,042       292,017,066
                                  -----------       -----------

Total shareholders equity         287,529,042       292,188,066
                                  -----------       -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY              421,886,747       428,293,722
                                  ===========       ===========





































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

        CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                        (in U.S. Dollars)

                                  JAN 1, 1999        JAN 1, 1998
                                -MAR 31, 1999      -MAR 31, 1998
                               --------------      -------------

Charter hire revenue                9,931,050         9,931,050

Operating expenses:
Depreciation of
 vessels under capital
 leases                            -4,398,215        -4,398,215
Management fee                       -187,500          -187,500
Administration expenses               -22,784           -22,758
                                   ----------        ----------
Operating income                    5,322,551         5,322,577


Interest income                       140,472           270,461
Interest expense                   -2,321,662        -2,427,614
Other financial costs                -105,386          -105,386
                                   ----------        ----------
Net income                          3,035,975         3,060,038
                                   ==========        ==========




























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

        CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        (in U.S. Dollars)


CASH FLOWS FROM OPERATING         JAN 1, 1999      JAN 1, 1998
ACTIVITIES                      -MAR 31, 1999    -MAR 31, 1998
                                -------------    -------------

Net income                          3,035,975         3,060,038

Items to reconcile net
 income to net cash
 provided by operating
 activities:

Depreciation                        4,398,215         4,398,215
Amortization of capitalized
 fees and expenses                     92,886            92,886

Changes in operating
 assets and liabilities:

Receivables                         1,904,542         6,950,086
Accrued expenses and
 other current liabilities            -66,413         -64,118
                                    ---------         ---------
Net cash provided by
 operating activities               9,365,205        14,437,107


CASH FLOWS FROM FINANCING
ACTIVITIES

Repayments of loan                 -1,681,538        -1,681,538
Distribution to shareholders       -7,695,000       -12,825,000
                                   ----------        ----------

Net cash used in financing
 activities                        -9,376,538       -14,506,538

Net increase/decrease in
 cash and cash equivalents            -11,333           -69,431
Cash and cash equivalents
 at beginning of period               315,223           217,374
                                    ---------        ----------
Cash and cash equivalents
 at end of period                     303,890           147,943
                                    =========        ==========





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

    CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY (UNAUDITED)
                        (in U.S. Dollars)

                                          CONTRIBUTED
                            ADDITIONAL    CAPITAL
                SHARE       PAID-IN       SURPLUS       RETAINED
                CAPITAL     CAPITAL       ACCOUNT       EARNINGS     TOTAL
______________________________________________________________________________

Balance at
Dec 31, 1997    171,000    314,987,247             -            -  315,158,247

Reallocation
Share Premium         -   -314,987,247   314,987,247            -            -

Net income            -              -             -   17,385,820   17,385,820

Distribution
to shareholders       -              -   -22,970,180  -17,385,820  -40,356,000
______________________________________________________________________________

Balance at
Dec 31, 1998    171,000              -   292,017,067            -  292,188,067

Net income            -              -             -    3,035,975    3,035,975

Distribution
to shareholders       -              -    -4,659,025   -3,035,975   -7,695,000
______________________________________________________________________________

Balance at
Mar 31, 1999    171,000              -   287,358,042          -    287,529,042
==============================================================================




















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

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: May 13, 1999          By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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01655002.AG6